FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

               For the month of August 1, 2007 to August 31, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: September 28, 2007




/s/ P M SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


               For the month of August 1, 2007 to August 31, 2007


     697 CEO'S Progress Report
     698 Nth Matanda Oil Project Feasibility Study
     699 Increased Stake in Angolan Metal Project
     700 Angolan Oil Permits - Update

                                                               CityView
                                                               Corporate Limited


                                                ASX:                    CVI
                                                NASD OTCBB:             CTVWF
                                                DAC:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                        August 2, 2007
--------------------------------------------------------------------------------


                              CEO'S PROGRESS REPORT

Dear CityView Shareholder,

Having successfully gained entry into the prolific and highly competitive West African oil patch, it is an appropriate time to detail CityView's strategic objectives.

Cameroon

CityView's introduction into Cameroon originated directly from our Angolan associates. This is very gratifying as it confirms that we have good relationships in Angola. Many companies have tried to gain access to Matanda block PH-72 as it has proven reserves of condensate from two discovery wells plus additional exploration potential. Thanks to our Angolan credentials we managed to get our foot on a net 20% interest in the field and in time hope to increase our equity position there and obtain other licences.

The original work done by Gulf Oil USA on the permit in the 1980s was excellent quality. If condensate prices had not been so low at that time, Gulf would still be in the permit. Today's condensate price in excess of US$75 per barrel is a very different story. This is a very manageable project for a junior company. Infrastructure requirements to bring the two discovery wells into production at 4 million barrels per annum are expected to cost between US$50 million and US$70 million, to which the Government will be contributing their 30% working interest share. Basically the plant and infrastructure will consist of a small offshore platform, a small bore pipeline (10" - 12"), a separator and storage facilities for condensate and a modular power station at the city of Douala, being only 13 kilometres away.

Angola

CityView is working closely with its principal Angolan partner Nexoil Corporation to obtain the Kwanza Basin onshore permits as soon as they are released by the regulatory authorities. No onshore Kwanza Basin licences have yet been granted, but we have been advised that this will happen before the end of the year and we are ready for it.

With offshore production of more than 1.7 million barrels of oil per day, Luanda has become a classic boom town. The streets are gridlocked with new vehicles, the port is clogged with ships waiting to find a berth and accommodation is scarce. Competition is fiendish but our strong local network gives us the edge over other companies.

CityView's credibility in Angola stems from its excellent performance on its metal projects Longonjo and Ucua. Many companies are doing a lot of talking about what they are going to do, but CityView is actually doing it. As a result, CityView has increased its holding in both projects to 59% and has gained management control.

Our Longonjo licence area contains two distinct projects; the Longonjo Carbonatite (rare-earth, phosphate and niobium) and the Catabola (copper and gold).

In general terms, worldwide production of phosphates, niobium and rare-earth oxides tends to come from large, high grade Carbonatite deposits. Grades in such deposits generally contain a minimum of 5% rare earth oxides. On the basis of the data analysed, CityView's consultants advise that the Longonjo Carbonatite appears to have the potential to host such a deposit.

Initial surveys indicate the Catabola is a shear zone hosted, vein type, copper-gold prospect. The current mapped extent of these veins is over 1 kilometre. All the information collected to date relates only to the upper oxidised portion but it would appear that the mineralised zones are cross cutting and dips sub vertically, and their extent through the transition zone and into the sulphide zone is unknown. An initial drilling programme will commence within approximately one month and will consist of approximately 3,000 metres of core drilling to investigate the potential of the sulphide zone.

At Ucua, Murphy Geological Services have completed their structural interpretation of Landsat ETM imagery and identified three major structural zones across the licence area. The licence hosts the Dande Pegmatite Complex which is potentially an important source of beryllium.




Indonesia

Using its past Indonesian connections, CityView has concluded an agreement with PT Mitra Energy Development to produce liquefied petroleum gas in Indonesia. Demand for LPG is strong as the country is moving away from kerosene. CityView will be assisted in its proposed venture by Quest Energy Middle East Limited ("QEML") which has, through its associates, considerable experience in LPG production. Negotiations are now in progress with the regulatory authorities for access to a sufficient supply of gas in situ to establish commercial production.

Dubai

CityView has maintained its 8.3% interest in QEML which is headquartered in Dubai where a full operational office is maintained. Being officially qualified as a developer of oil and gas and power generation projects and with its strong financial network, QEML has provided CityView with invaluable support in implementing its strategy to become an energy producer.

Management

None of CityView's plans can be achieved without having the right team in place. The recent organisational changes have been put in place to ensure CityView moves from an explorer to a profitable energy producer as quickly and efficiently as possible.

Conrad Maher is a well seasoned player in the oil and gas industry. He has extensive experience in Production Geology, Exploration Geology and Petroleum Engineer which will be invaluable in the proposed Angolan and Cameroon oil production programme.

Paul de Chazal is an international Lawyer fluent in the key languages of Angola and Cameroon (Portuguese and French) and will help protect CityView's interest there.

Nik Hoexter is skilled at project evaluation and international business relationships, having been a senior member of BP's HQ policy "think tank".

Peter Smith was Westpac's Senior Manager Asian Banking & Oil & Gas and has excellent Government relationships.

Paul Williams has project experience in Mauritania and runs the financial and Company secretarial administration of CityView.

John Jacoby has spent years working in remote locations and hands-on project management is overseeing the site operations in Angola.


Outlook Going Forward

Our projects in Angola and Cameroon are company makers, capable of transforming CityView into a significant oil & gas producer in the medium to long term. Our primary focus is on generating a cashflow positive operation as quickly as possible and the best opportunity to achieve this is in the Cameroon at Matanda. More will be announced on this shortly.

As CEO of CityView, I look forward to experiencing with you the next phase of growth in the company's history, which I'm sure will be both an exciting and a financially rewarding one.


Yours faithfully,
CityView Corporation Limited

/s/ Mark Smyth
-----------------------------
Mark Smyth
Chief Executive Officer.


Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

                                                               CityView
                                                               Corporate Limited

                                                 ASX:                    CVI
                                                 NASD OTCBB:             CTVWF
                                                 DAC:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                       August 9, 2007
--------------------------------------------------------------------------------


             NORTH MATANDA OIL PROJECT FEASIBILITY STUDY - CAMEROON

CityView Corporation Limited ("CityView") is pleased to advise that it has commenced the initial stage of a feasibility study with the view of fast tracking the development of the North Matanda Oil Project in the Cameroon.

The scope of the feasibility study will include:

o Certification of reserves (both gas and condensate).
o Design of plant and infrastructure to a level of detail for cost estimates of +/- 30% accuracy. o Capital and operating cost estimation to a level of +/- 30% accuracy. o Financial modelling to establish expected cash flow, profit and net present value. o Commencement of formal government and environmental approvals process. o Negotiation of off take agreements for both gas and condensate.
o        Decision on financing strategy.
o Early award of the detailed engineering package to engineering contractor (pending finance).

Mark Smyth said "CityView is keen to complete the feasibility study to quantify the technical and commercial aspects of Matanda North. We are under no illusion that this project has the potential to be extremely profitable for all of the joint venture partners and we intend to bring it to fruition as quickly as possible. Therefore, the first critical hurdle is to complete a feasibility study on the project. Mr Conrad Maher, the recently appointed Chairman of the Advisory Board, is currently in Paris with a team of experts to commence the review and gathering of the Gulf Oil USA data as the first stage of this feasibility study."

About the North Matanda Oil Project:

The Matanda block (1187 km(2)) PH-72 (former OLHP-3) is situated in the northern part of the Douala/Kribi-Campo basin covering the northern half of the Wouri estuary and surrounding onshore areas. The block is partly onshore and partly shallow offshore.

Condensate was discovered in two wells drilled to a depth of 3,000 metres in the permit by Gulf Oil USA during the 1980s. Gulf, who were looking for a giant oilfield similar to that found in the Niger delta, relinquished the permit.

Gulf, as operator, based on the wells, seismic and testing, quoted the following reserves of condensate;

P                 60 MMBBLS
P+P               120 MMBBLS
P+P+P             300 MMBBLS

Condensate prices from this region historically trade at a premium of US$3 to the price of Brent crude oil. West African condensate prices currently exceed US$75 per barrel.


Yours faithfully,
CityView Corporation Limited

/s/ Mark Smyth
-----------------------------
Mark Smyth
Chief Executive Officer.

Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

                                                               CityView
                                                               Corporate Limited





                                                 ASX:                    CVI
                                                 NASD OTCBB:             CTVWF
                                                 DAC:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                         14 August 2007
--------------------------------------------------------------------------------


                    STAKE INCREASED IN ANGOLAN METAL PROJECTS


CityView Corporation Limited further strengthened its exploration prospects this week with another increase in its stake of both the Longonjo Metals and Ucua Beryllium projects in Angola.

This increase brings CityView's stake to 64% - more than doubling its shareholding in the last 12 months.

In exchange for the increased stake, CityView has agreed with Petro African Energy plc to fund the next phase of the exploration program at the Longonjo Metals Project, budgeted at US$200,000. CityView has management control of both projects.

CityView CEO, Mr Mark Smyth said "The rapid increase in our stake of the projects further cements CityView's status as a significant player in the chase for minerals discovery in Angola."

CityView's drilling contractor is currently mobilising from Johannesburg to Huambo Province in central Angola to commence drilling at the Catabola Cu-Au Prospect. Drilling of the 3,000 metre program is expected to commence in the first week of September. CityView's geological consultants, Aurum Exploration Services and Mr John Jacoby will oversee the drilling program.

Background:

The Longonjo Metals Project is situated in Huambo Province in central Angola. The licence covers an area of 3,764 square kilometres and contains two distinct prospects. They are the Longonjo Carbonatite (Rare-Earth, Phosphate and Niobium) and Catabola (Copper and Gold) Prospects.

The Ucua Beryllium Project is located in the north west of Angola, 100 kilometres inland from the coastal capital Luanda. The licence covers an area of 1,358 square kilometres and hosts the Dande Pegmatite Complex, potentially an important source of beryllium.


/s/ Mark Smyth
-----------------------------
Mark Smyth
Chief Executive Officer.

Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

                                                               CityView
                                                               Corporate Limited





                                                 ASX:                    CVI
                                                 NASD OTCBB:             CTVWF
                                                 DAC:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                         August 17, 2007
--------------------------------------------------------------------------------

                    ANGOLAN OIL PERMITS - APPLICATION UPDATE

CityView Corporation Limited has commissioned UK oil expert, Mr David Boote to review the data relating to the onshore Kwanza Basin in the northwest of Angola.

Mr Boote will concentrate on the progression of CityView's broadening interests in the Kwanza Basin reporting to Mr Conrad Maher, whilst Mr Maher focuses on the development of the North Matanda Oil Project.

CityView has been advised by its Angolan partner Nexoil of 31 onshore oil permits to be issued in the Kwanza Basin area.

The Kwanza Basin shares the same oil rich structural history and sedimentation pattern, including salt tectonism and turbidite fan development, as other successful West African basin oil prospects, particularly the productive lower Congo basin to the north.

The recommendations from Mr Boote's analysis of the Kwanza Basin permits are expected in September and will be instrumental in determining those that will most suit CityView and its Angolan partner Nexoil.


/s/ Mark Smyth
-----------------------------
Mark Smyth
Chief Executive Officer.

Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


               For the month of August 1, 2007 to August 31, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION